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05063720

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

BARD, RAO + ATHANAS CONSULTING ENGINEERS, LLC; and KEYSPAN CORPORATION
Exact name of registrant as specified in charter

0001062379
Registrant CIK Number

Rule 24 35-CERT
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

070-10136
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Brooklyn, State of New York.

KEYSPAN CORPORATION
Registrant

BY: ______________________
Michael A. Walker
Vice President and
Deputy General Counselr



Bard, Rao + Athanas Consulting Engineers, LLC
(a wholly owned subsidiary of Paulus, Sokolowski and Sartor, LLC)
Balance Sheet
(Unaudited)

	December 31, 2004	June 30, 2005
	(in Thousands of Dollars)	
Assets		
Current Assets		
Cash and cash equivalents	$ 168	$ -
Accounts receivable	11,049	12,141
Allowance for uncollectible accounts	(1,093)	(1,121)
Costs and estimated earnings in excess of billings on uncompleted contracts	3,050	2,764
Prepaid expenses and other current assets	1,997	379
	15,171	14,163
Property		
Furniture and fixtures	523	514
Equipment	1,427	1,526
Leasehold improvements	484	616
Accumulated depreciation and amortization	(318)	(524)
	2,116	2,132
Deferred Charges		
Goodwill, net of amortizations	27,000	27,000
Intangibles, net of amortizations	669	214
Other assets	-	-
	27,669	27,214
Total Assets	$ 44,956	$ 43,509

	December 31, 2004	June 30, 2005
	(in Thousands of Dollars)	
Liabilities and Capitalization		
Current Liabilities		
Accounts Payable	$ 3,169	$ 3,189
Accrued expenses	1,136	893
Due to former shareholders	1,774	566
Billings in excess of costs and estimated earnings on uncompleted contracts	528	750
State taxes payable	174	471
Due to PS&S	-	
Current federal income taxes payable	1,347	(77)
	8,128	5,792
Deferred Credits and Other Liabilities		
Deferred federal income taxes payable	672	1,862
	672	1,862
Capitalization		
Common Stock	1	1
Paid in capital	20,749	20,749
Retained earnings	3,156	2,855
Total common shareholder's equity	23,906	23,605
Long-term debt	12,250	12,250
Total Capitalization	36,156	35,855
Total Liabilities and Capitalization	$ 44,956	$ 43,509

Bard, Rao + Athanas Consulting Engineers, LLC
(a wholly owned subsidiary of Paulus, Sokolowski and Sartor, LLC)
Statement of Income
(Unaudited)

(in Thousands of Dollars)

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Revenues		
Contract income	$ 7,128	$ 14,392
Total Revenues	7,128	14,392
Operating Expenses		
Direct costs & expenses	3,477	6,797
Operations and maintenance	3,630	6,862
Depreciation and amortization	103	207
Other intangible asset amortization	228	456
Total Operating Expenses	7,438	14,322
Operating Income	(310)	70
Other Income and (Deductions)		
Interest Charges	(150)	(294)
Interest income	-	1
Total Other Income	(150)	(293)
Income (Loss) Before Income Taxes	(460)	(223)
Income Taxes		
Current	404	578
Deferred	(290)	(656)
Total Income Taxes	114	(78)
Net Income (Loss)	$ (346)	$ (301)

(1) From the effective date of the acquisition through December 31, 2003

REVENUE OF BR+A BY BUSINESS ACTIVITY

For the three and six- month periods ended June 30 2005

(All amounts are in thousands)

Business Activity	Three Months Ended March 31, 2005 (1)	Six Months Ended June 30, 2005
Mechanical, electrical and plumbing components of heating, ventilating and air conditioning systems	$ -	$ -
Design, construction, installation, maintenance and service of new and retrofit HVAC, electrical and power systems, motors, pumps, lighting, water and plumbing systems for non-associated industrial and commercial customers	7,128	14,392
Sale, installation and servicing of electric and gas appliances	-	-
Total	**$ 7,128**	**$ 14,392**